FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of April, 2003

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                            Principe de Vergara, 187
                               28002 Madrid, Spain
                     (Address of principal executive office)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      Form 20-F  X            Form 40-F
                               -----                   -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                         Yes                      No   X
                             -----                   -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                         Yes                      No   X
                             -----                   -----

 Indicate by check mark whether by furnishing the information contained in this
     Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                         Yes                      No   X
                             -----                   -----

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       ENDESA, S.A.

Dated: April 9, 2003          By: /s/ Jacinto Parinete
                                 --------------------------------------------
                              Name: Jacinto Pariente
                              Title: Manager of North America Investor Relations

   ENDESA Reduced Its Debt By EUR 2,859 Million During The First Quarter 2003

    NEW YORK--(BUSINESS WIRE)--April 9, 2003--

    This Reduction Represents A 12.6% Decrease With Respect To Total Debt As Of December 2002

    Total Net Financial Debt Amounts To EUR 19,888 Million, Same Level As In June 1999

    ENDESA (ELE: NYSE) has reduced its debt by EUR 2,859 million during the first quarter of the current year, according to the company's provisional figures, what represents a 12.6% decrease to the one as of year-end 2002.
    As of March 31st, 2003, Endesa's net financial debt amounted to EUR 19,888 million, that is same as in June 1999.
    Out of this amount, EUR 13,189 million correspond to ENDESA without Enersis, and EUR 6,699 million to Enersis's third party debt.
    It is worth noting that the debt related to Enersis does not include the impact of the divestitures of Canutillar power plant, the distribution company Rio Maipo and the transmission assets in Chile. These assets have already been sold at the end of March and beginning of April 2003 for a total amount of US$ 487 million.
    This significant debt reduction falls within the financial strengthening process that ENDESA carries out according to its Strategic Plan 2002-2006. This plan has enabled a 20.5% debt reduction since the end of 2001. This reduction has been for a total amount of EUR 5,119 million.
    Of the total debt reduction in the first quarter 2003, EUR 352 million correspond to foreign exchange differences.
    The issuance of EUR 1,500 million proffered shares have been a relevant portion in the debt reduction. The issuance concluded successfully last March 27th, 2003.

    EUR 3,750 million obtained in long term financial funds during the first quarter 2003

    During the first quarter, ENDESA has obtained long term financial funds totaling EUR 3,750 million through several financial operations and the assets divestitures in the period. This provide Endesa, without considering Enersis, a liquidity position in March 31st of EUR 4,896 million, of which EUR 2,631 million correspond to available lines of credit.
    Finally, the favorable interest rates environment has recommended increasing the portion of fixed or hedged interest rates debt up to 86%, the maximum level in the last decades, compared 72% at year-end 2002.

    CONTACT: North America Investor Relations Office
             Jacinto Pariente, 212/750-7200
             http://www.endesa.es